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                             AMENDED AND RESTATED

                               FINANCE AGREEMENT

     This AMENDED AND RESTATED FINANCE AGREEMENT is dated as of the 12th day of June, 1995, and amends and restates in its entirety the Finance Agreement dated as of July 5, 1978 between Pitney Bowes Inc. ("Pitney Bowes") and Pitney Bowes Credit Corporation ("PBCC") (formerly, PB Leasing Corporation).

     Pitney Bowes, as the owner and holder of all of the issued and outstanding shares of voting stock of PBCC, desires to provide certain agreements as to the fixed charge coverage of, and availability of funds to, PBCC in connection with the incurrence, assumption or guaranty by PBCC from time to time of Approved Debt (as hereinafter defined) and commercial paper.

     In order to accomplish the foregoing, the parties hereto agree as follows:

     1.  Fixed Charge Coverage. As long as this Agreement is in effect, Pitney
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Bowes will, within 45 days after the last day of each fiscal quarter of PBCC, make, or cause to be made, a determination of ratio of Income Available for Fixed Charges for the immediately preceding one-year period. If, at any time such determination is made, said ratio of Income Available for Fixed Charges to Fixed Charges shall be less than 1.25 to 1, Pitney Bowes will, within 10 days after the date of such determination, pay to PBCC a fee in an amount at least sufficient to increase said ratio of Income Available for Fixed Charges to
Fixed Charges to 1.25 to 1.
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     2.  Maintenance of Liquidity. At all times while this Agreement is in
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effect, if PBCC is unable to make timely payment of any principal, interest or premium in respect of any Approved Debt or commercial paper, Pitney Bowes shall, at PBCC's request, provide (or cause to be provided) to PBCC on a timely basis, funds (which, if provided by Pitney Bowes or any subsidiary of Pitney Bowes, may be provided as an equity contribution, as a loan or otherwise, in each case, as elected by Pitney Bowes) sufficient to make such payment.

     3.  Stock Ownership. At all times during the term of this Agreement, Pitney
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Bowes shall own and hold, directly or indirectly, the legal title to and beneficial interest in a majority of the outstanding shares of stock of PBCC having the right to vote for the election of members of the Board of Directors of PBCC, and shall not pledge, directly or indirectly, or in any way encumber or otherwise dispose of any such shares of stock of PBCC or permit its subsidiaries to do so.

     4.  Definitions. As used in this Agreement, the following terms have the
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meanings indicated:

     "Approved Debt" shall mean indebtedness for borrowed money incurred, assumed or guaranteed by PBCC pursuant to (i) The Indenture, dated May 1, 1985, as supplemented (the "Indenture"), between PBCC and Bankers Trust Company, as Trustee, and (ii) other agreements (including future indentures for borrowed money) which by their express terms make such indebtedness entitled to the provisions of this Agreement.
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     "Fixed Charges" of PBCC and its subsidiaries shall mean, at the time of any determination thereof, the sum of (i) the aggregate amount of fixed rentals payable during the immediately preceding one-year period by PBCC and its subsidiaries with respect to all leases of real and personal property (other than leases between PBCC and any subsidiary or between subsidiaries) and (ii) the interest charges on the aggregate principal amount of consolidated indebtedness of PBCC and its subsidiaries during such period.

     "Income Available for Fixed Charges" shall mean, at the time of any determination thereof, the consolidated net income of PBCC and its subsidiaries determined in accordance with generally accepted accounting principles, except that such determination shall be made before any deduction for Fixed Charges or provisions for taxes in respect of income.

     5.  Amendment and Termination.  This Agreement, or any term, covenant,
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agreement or condition hereof, may be amended or terminated by the parties hereto at any time in writing; provided that, so long as any series of Approved
                               --------
Debt therefore issued remains outstanding, no such amendment or termination which has a material adverse affect on the rights of the holders of such series of Approved Debt shall become effective with respect to such series of Approved Debt unless (i) at least two nationally recognized statistical rating agencies that have rated such series of Approved Debt prior to such amendment or termination confirm in writing that their ratings for such series of Approved Debt in effect immediately prior to such amendment or termination will not be
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downgraded as a result of such amendment or termination, or (ii) the holders of the majority in principal amount of such series of Approved Debt shall have consented thereto in writing.

     6.  Rights of Holders of Debt.  All holders of Approved Debt and commercial
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paper issued during the term of this Agreement shall be intended third-party beneficiaries of this Agreement; provided that the third-party beneficiary rights of any such holder shall be limited to (i) the right to demand that PBCC enforce PBCC's rights under paragraphs 1 and 2 of this Agreement, and (ii) the right to proceed against Pitney Bowes on behalf of PBCC to enforce PBCC's rights under paragraphs 1 and 2 of this Agreement if PBCC fails or refuses to take timely action to enforce PBCC's rights hereunder following demand for such enforcement by any such holder. Notwithstanding the foregoing, holders of Approved Debt issued pursuant to the terms of the Indenture shall only be entitled to exercise such rights in accordance with the terms of the Indenture.

     7.  Not a Guaranty. Notwithstanding any other provision of this Agreement,
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this Agreement, its provisions and any actions taken pursuant hereto by Pitney
Bowes shall not constitute or be deemed to constitute a direct or indirect guaranty by Pitney Bowes or any Approved Debt or any other obligation or liability of any kind or character whatsoever of PBCC, and no holder of any such Approved Debt, obligation or liability shall have any right to proceed directly against Pitney Bowes to obtain any amount due with respect to any such Approved Debt,
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obligation or liability, including, without limitation, any principal thereof or interest or premium thereon.

     8.  Successors or Assigns. This Agreement shall be binding upon and inure
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to the benefit of the parties hereto and their respective successors and assigns.

     9.  Notices.  Pitney Bowes and PBCC shall provide any nationally recognized
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statistical rating agency that has rated Approved Debt and commercial paper, notice of the intention to amend or terminate this agreement which will be no less than the greater of (i) 60 days or (ii) the number of days to maturity of PBCC's latest maturing commercial paper.

     10. Applicable Law. This Agreement shall be governed by and construed in
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accordance with the laws of the State of New York.


PITNEY BOWES CREDIT CORPORATION               PITNEY BOWES INC.

By: /s/ Matthew Hess                          By: /s/ George B. Harvey
   ---------------------                          -----------------------------
Title: President and CEO                      Title: Chairman, President & CEO